Exhibit 99.2

Luokung Announces Acquisition of Beijing Hongda Jiutong Technology Development Co., Ltd

BEIJING, March 29, 2022 /PRNewswire/ -- Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung” or the “Company”), a leading spatial-temporal intelligent big data services company and provider of interactive location-based services (“LBS”) and high-definition maps (“HD Maps”) in China, today announced the signing of an agreement pursuant to which the Company’s operating affiliate, Beijing Zhong Chuan Shi Xun Technology Limited, has agreed to acquire Beijing Hongda Jiutong Technology Development Co., Ltd (“Hongda Jiutong”). The Company expects to close this transaction by the end of the second quarter of 2022.

Hongda Jiutong is a leading big data service provider for intelligent transportation and connected vehicles in China and owns 29 patented technologies and copyrights covering aspects of automatic generation of HD Map data, assisted driving and data analysis models of connected cars. Through the services it provides to OEMs, Hongda Jiutong’s intelligent algorithm reaches 10 million vehicles and covers roads nationwide, enabling the company to provide safe, energy-efficient and intelligent transportation services to its OEM customers, including real-time vehicle operation data analysis and vehicle energy-saving solutions. Hongda Jiutong’s customers include more than 20 domestic and international OEMs and related enterprises such as FAW Group, Dongfeng Motor and Foton Motor.

Mr. Xuesong Song, Luokung’s Chairman and CEO, stated, "We are very pleased to welcome Hongda Jiutong and its established reputation within the transportation big data industry under the Luokung umbrella. We believe that Hongda Jiutong’s experienced technical team will provide our Company with competitive advantages in both intelligent transportation and OEM big data analysis. Hongda Jiutong's CEO, Dr. Chuanjiu Wang, is widely recognized for his academic and business accomplishments in Automatic Terminal Information Service (ATIS) and big data analysis of the Internet of Vehicles, and the Luokung leadership team and I look forward to working with him closely to integrate Hongda Jiutong's safe and professional vehicle data processing capabilities into Luokung's existing service portfolio. We believe Hongda Jiutong’s expertise in the underlying data of vehicles will empower Luokung to achieve faster industrial implementation in autonomous driving and vehicle-road collaboration (‘V2X’).”

Mr. Song added, “We believe leveraging Hongda Jiutong's technological capabilities with Luokung’s spatial-temporal big data processing and analysis platform will greatly improve our intelligent expressway and highway data management system capabilities, which is based on HD Maps. We believe this acquisition is a strategic play in the long-term development of Luokung’s smart transportation business by introducing cutting-edge competitive advantages, which we anticipate will drive future business expansion and revenue growth.”

Dr. Wang commented, “We are very pleased to be a part of Luokung’s Smart Transportation business. We are confident that our deep expertise in road condition information and vehicle-end underlying data will support Luokung in optimizing its V2X system and accelerate the implementation of V2X-based autonomous driving in various modes of transportation. Combined with Luokung's digital base and spatial-temporal big data engine, Hongda Jiutong intends to work closely with Luokung to provide diversified services related to underlying spatial-temporal big data to its partners and end users in the fields of autonomous driving, assisted driving and intelligent transportation.”

About Luokung Technology Corp.

Luokung Technology Corp. is a leading spatial-temporal intelligent big data services company, as well as a leading provider of LBS and HD Maps for various industries in China. Backed by its proprietary technologies and expertise in HD Maps and multi-sourced intelligent spatial-temporal big data, Luokung established city-level and industry-level holographic spatial-temporal digital twin systems and actively serves industries including smart transportation (autonomous driving, smart highway and vehicle-road collaboration), natural resource asset management (carbon neutral and environmental protection remote sensing data service), and LBS smart industry applications (mobile Internet LBS, smart travel, smart logistics, new infrastructure, smart cities, emergency rescue, among others). The Company routinely provides important updates on its website: https://www.luokung.com.

ABOUT HONGDA JIUTONG

Hongda Jiutong Technology Development Co., Ltd. is a leading high-tech company in China focused on exploring the value of big data for intelligent transportation and connected vehicles. Hongda Jiutong collects traffic information and discrete data of connected vehicles, and through analysis and processing, offers a multi-dimensional portfolio of data application products in transportation, logistics, automobile, insurance, mobile Internet, finance and other industries. Through its in-depth data value exploration, Hongda Jiutong provides customers with big data services and solutions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “probable”, “potential”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination and analysis of the existing law, rules and regulations and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you the statement herein will be accurate. As a result, you are cautioned not to rely on any forward-looking statements.

CONTACT:

The Company:

Mr. Jay Yu

Chief Financial Officer

Tel: +86-10-6506-5217

Email: ir@luokung.com

Investor Relations:

Ms. Carolyne Sohn

Vice President

The Equity Group Inc.

Tel: 415-568-2255

Email: csohn@equityny.com